UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 13, 2022 (December 9, 2022)

GENESIS GROWTH TECH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41138	98-1601264
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Bahnhofstrasse 3 Hergiswil Nidwalden, Switzerland	6052
(Address of principal executive offices)	(Zip Code)

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +41 78 607 99 01

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-half of one redeemable warrant	GGAAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares included as part of the units	GGAA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	GGAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On December 12, 2022, Genesis Growth Tech Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands (Nasdaq: GGAA) (“GGAA”), Genesis Growth Tech LLC, a limited liability company incorporated under the laws of the Cayman Islands (the “GGAA Sponsor”) and Biolog-ID, a société anonyme organized under the laws of France (“Biolog-id”) entered into a Letter Agreement (the “Letter Agreement”), in connection with the GGAA Sponsor’s payment on behalf of Biolog-id of the Extension Payment (as defined below) to extend the date by which GGAA and Biolog-id must complete their previously announced business combination (the “Business Combination”) from December 13, 2023 to March 13, 2023. Under the Letter Agreement, upon closing of the Business Combination, the Extension Payment (as defined below) plus interest thereon at an annual percentage rate of 5% from December 9, 2022 shall be, at the GGAA Sponsor’s election: (a) repaid by Biolog-id to the GGAA Sponsor in cash or (b) converted into an aggregate number of Biolog-id ordinary shares having an equivalent aggregate value, after giving effect to certain pre-Business Combination transactions, on a fully-diluted basis and with an assumed Biolog-id equity value of €186 million, and transferred to the GGAA Sponsor.

The parties have further agreed that, pursuant to the terms of the Business Combination Agreement, dated as of August 26, 2022 (the “BCA”), by and between GGAA and Biolog-id, Biolog-id remains obligated to fund the second extension payment, if necessary. If the Business Combination is not consummated (unless the Business Combination Agreement is terminated by GGAA as a result of an intentional breach thereof by Biolog-id), the GGAA Sponsor shall have no right to the repayment of the Extension Payment (including any interest thereon), whether in cash or in ordinary shares of Biolog-id.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K, and the terms of which are incorporated herein by reference.

Item 8.01. Other Events

On December 9, 2022, a deposit in the amount of $2,530,000 (the “Extension Payment”) was made by the GGAA Sponsor on behalf of Biolog-id into GGAA’s trust account for purposes of effecting the extension of the date by which GGAA must consummate a business combination (the “Extension”) by three months from December 13, 2022 to March 13, 2023. The Extension provides GGAA and Biolog-id additional time to complete the Business Combination in accordance with the BCA. The Extension is the first of up to two three-month extensions permitted under GGAA’s governing documents.

Additional Information

In connection with the proposed Business Combination, pursuant to which GGAA will be merged with and into Biolog-id, with Biolog-id as the surviving company, (i) GGAA filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) on August 26, 2022 describing the Business Combination and the BCA and (ii) Biolog-id intends to file with the SEC a Registration Statement on Form F-4, including a proxy statement of GGAA and prospectus of Biolog-id. GGAA’s shareholders and public warrantholders and other interested persons are advised to read, when available, the proxy statement of GGAA and prospectus of Biolog-id and the amendments thereto, as well as other documents filed with the SEC in connection with the proposed merger and the warrant amendment proposal to effect the warrant conversion, as these materials will contain important information about the businesses of Biolog-id and GGAA, the proposed merger and the warrant amendment proposal to effect the warrant conversion. When available, the proxy statement of GGAA and prospectus of Biolog-id and other relevant materials for the proposed merger and the related warrant amendment proposal will be mailed to all GGAA shareholders and public warrantholders. GGAA shareholders and public warrantholders will also be able to obtain copies of the prospectus/proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by visiting the Genesis website at https://www.genesisgrowthtechspac.com/filings.

Participants in the Solicitation

GGAA, Biolog-id and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GGAA’s shareholders and public warrantholders with respect to the proposed merger and warrant amendment proposal. A list of the names of those directors and executive officers and a description of their interests in GGAA and/or the proposed merger will be included in the prospectus of Biolog-id/proxy statement of GGAA for the proposed merger and warrant amendment proposal when available. The definitive proxy statement of GGAA will be mailed to GGAA’s shareholders and public warrantholders as of a record date to be established for voting on the proposed merger and Warrant Amendment Proposal when it becomes available. A free copy of the proxy statement of GGAA, as well as other filings containing information about GGAA, can be found at www.sec.gov or by directing a request to GGAA or Biolog-ID.

Forward Looking Statements

Certain statements made or incorporated by reference herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements (i) include those with respect to the proposed Business Combination between GGAA and Biolog-id, pursuant to which GGAA will be merged with and into Biolog-id, with Biolog-id as the surviving company, and (ii) reflect GGAA’s or Biolog-id’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside GGAA’s and Biolog-id’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; the amount of any redemption requests made by GGAA’s public shareholders; the outcome of any legal proceedings that may be instituted against GGAA and Biolog-id following the announcement of the BCA and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain the approval of GGAA’s shareholders and warrantholders (with respect to certain warrant amendments and warrant conversions) and Biolog-id’s shareholders, certain regulatory approvals, or satisfy other conditions to closing in the BCA, including the satisfaction of the minimum cash condition following redemptions by GGAA’s public shareholders; the impact of COVID-19 on Biolog-id’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of Biolog-id’s ADSs on Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; Biolog-id’s ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably; the commercial success of Biolog-id’s solutions and ability to attain significant market acceptance; continued growth of the data and analytics market and Biolog-id’s ability to expand into broader segments of the addressable market; Biolog-id’s ability to penetrate foreign markets and promote its solutions; Biolog’s ability to grow new and maintain existing relationships with customers; continued development of patented technology and protection of these intellectual property rights; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital of Biolog-id; Biolog-id’s cash flow provided by operating activities; Biolog-id’s dependence on key management personnel and executive officers; supply chain issues and other risks and uncertainties indicated from time to time in the proxy statement of GGAA and prospectus of Biolog-id relating to the proposed Business Combination, including those under “Risk Factors” therein, and in GGAA’s other filings with the SEC. GGAA and Biolog-id caution that the foregoing list of factors is not exclusive. GGAA and Biolog-id caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. GGAA and Biolog-id do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GGAA, the combined company or Biolog-id, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Letter Agreement, dated as of December 12, 2022, by and among Genesis Growth Tech Acquisition Corp., Genesis Growth Tech LLC and Biolog-ID S.A.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESIS GROWTH TECH ACQUISITION CORP.

Date: December 13, 2022	By:	/s/ Eyal Perez
	Name:	Eyal Perez
	Title:	Chief Executive Officer, Chief Financial Officer and Director

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